UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   June 5, 2018

LAYNE CHRISTENSEN COMPANY

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-34195 (Commission File Number)	48-0920712 (I.R.S. Employer Identification No.)

1800 Hughes Landing Blvd., Ste. 800

The Woodlands, Texas  77380

(Address of principal executive offices)(Zip Code)

(281) 475-2600

(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[x]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02. Results of Operations and Financial Condition.

                          On June 5, 2018, the Registrant issued a press release reporting its earnings for the fiscal quarter ended April 30, 2018, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 8.01        Other Events.

                          To the extent required, the information included in Item 2.02 of this Current Report on Form 8-K is incorporated into this Item 8.01.

Item 9.01        Financial Statements and Exhibits.

99.1	Press Release dated June 5, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LAYNE CHRISTENSEN COMPANY
(Registrant)

Date: June 5, 2018	By:	/s/ J. Michael Anderson
J. Michael Anderson Senior Vice President and Chief Financial Officer

2